Exhibit 3.(ii)

Article III, Section 7 of the Bylaws of Take-Two Interactive Software, Inc. as amended on March 16, 2007 is as follows:

Section 7. Special meetings of the Board may be called by the president on reasonable notice to each director, either personally or by mail or by facsimile or by electronic transmission; special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two directors unless the board consists of only one director; in which case special meetings shall be called by the president or secretary in like manner and on like notice on the written request of the sole director.

Article IV, Section 1 of the Bylaws of Take-Two Interactive Software, Inc. as amended on March 16, 2007 is as follows:

Section 1. Whenever, under the provisions of the statutes or of the certificate of incorporation or of these by-laws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram or by any other manner permissible under the Delaware General Corporation Law.